Exhibit 99.1

Tuya Provides Updates on its Status Under the Holding Foreign Companies Accountable Act

SANTA CLARA, May 5, 2022 /PRNewswire/ -- Tuya Inc. ( “Tuya” or the “Company”) (NYSE: TUYA), a global leading IoT cloud development platform, today announced that the Company is aware that on May 4, 2022, the Securities and Exchange Commission (the “SEC”) provisionally listed the Company as a “Commission-Identified Issuer” under the Holding Foreign Companies Accountable Act of the United States (the “HFCAA”).

This identification was expected by the Company as a routine procedure under HFCAA by the SEC following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, which indicates that the SEC has determined the Company has filed an annual report with an audit report issued by an auditor located in a foreign jurisdiction that the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect or investigate completely. The Company’s ADSs, each of which represents one Class A ordinary share, continue to trade uninterrupted on the New York Stock Exchange.

The HFCAA requires the SEC to prohibit the securities of a “Commission-Identified Issuer” from being traded on any of the U.S. securities exchanges if the auditor of the covered issuer’s financial statements is not subject to inspection by the PCAOB for three consecutive years, beginning in 2021. In addition, legislation is being considered in the United States to shorten the number of non-inspection years from three years to two. In 2021, the SEC estimated that 273 registrants might be identified under the HFCAA based on its review of registrants in calendar year 2020.

Tuya will continue to monitor developments and has been proactively exploring available options to protect the interest of its shareholders. Tuya will continue to comply with applicable laws and regulations and strive to maintain its listing status on the New York Stock Exchange. Tuya also notes that this update has no impact on its business operations.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.
Investor Relations
E-mail: ir@tuya.com

The Blueshirt Group
Gary Dvorchak, CFA
Phone: +1 (323) 240-5796
Email: gary@blueshirtgroup.com